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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                       ABT BUILDING PRODUCTS CORPORATION

                           (Name of Subject Company)

                       ABT BUILDING PRODUCTS CORPORATION

                      (Name of Person(s) Filing Statement)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  000782-10-2

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               RICHARD E. PARKER
                     PRESIDENT AND CHIEF OPERATING OFFICER
                       ABT BUILDING PRODUCTS CORPORATION
                          ONE NEENAH CENTER, SUITE 600
                            NEENAH, WISCONSIN 54956
                                 (920) 751-4982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

                                WITH A COPY TO:

                            BRUCE A. GUTENPLAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is ABT Building Products Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Neenah Center, Suite 600, Neenah, Wisconsin 54956-3070. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Statement relates to the tender offer (the "Offer") by Striper Acquisition, Inc., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Louisiana-Pacific Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock at a price per share of $15.00, net to the seller in cash, without interest (such price, the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together and with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 1999, among the Company, Parent and Offeror (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that after the purchase of the Common Stock pursuant to the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Offeror will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed with the Securities and Exchange Commission (the "SEC") as Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    In the Merger, each share of Common Stock (excluding shares of Common Stock owned by the Company or any of its subsidiaries or by Parent, the Offeror or any other subsidiary of Parent or the Offeror, and shares of Common Stock owned by stockholders who have properly exercised their appraisal rights under Delaware law) issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted at the Effective Time into the right to receive the Offer Consideration, in cash, without interest and less any required withholding taxes (the "Merger Consideration").

    As a condition and inducement to Parent and the Offeror to enter into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Parent and the Offeror have entered into a Stockholder Agreement, dated as of January 19, 1999 (the "Stockholder Agreement"), with certain stockholders of the Company (the "Principal Stockholders") who beneficially own in the aggregate 4,952,554 shares of Common Stock (and one of whom holds options to purchase an additional 710,000 shares of Common Stock). Pursuant to the Stockholder Agreement, such stockholders have agreed, among other things, to validly tender (and not withdraw) all of such shares, representing approximately 46.4% of the outstanding shares of Common Stock pursuant to the Offer made by Parent and the Offeror. Please refer to the section in this Schedule 14D-9 entitled "Identity and Background--Arrangements with Parent, Offeror and their respective Executive Officers, Directors or Affiliates--The Stockholder Agreement." A copy of the Stockholder Agreement is filed with the SEC as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    As set forth in the Tender Offer Statement on Schedule 14D-1 of the Offeror enclosed herewith, the address of the principal executive offices of Offeror and Parent is 111 S.W. Fifth Avenue, Portland, Oregon 97204.

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ITEM 3. IDENTITY AND BACKGROUND.

    (A) NAME AND BUSINESS ADDRESS OF PERSON FILING THIS STATEMENT.

    The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

    (B)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY.

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates, together with certain employee benefit plans of the Company available to them, are described on pages 3 through 9 of the Company's Proxy Statement, dated March 30, 1998 (the "1998 Proxy Statement"), relating to the Company's 1998 Annual Meeting of the Stockholders. A copy of the relevant portions of the 1998 Proxy Statement are filed with the SEC as Exhibit 3 to this Schedule 14D-9 and are incorporated herein by reference.

    In connection with the Merger Agreement, the Board of Directors of the Company (the "Board") amended the Company's by-laws to provide that newly created directorships resulting from an increase in the number of Directors and vacancies occurring on the Board for other reasons may be filled by a vote of a majority of the directors remaining on the Board of Directors. A copy of the amendment to the Company's by-laws is filed with the SEC as Exhibit 4 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

    In addition, the Company entered into a Termination of Fee Agreement with Kohlberg & Co., L.P., terminating the Fee Agreement, dated as of October 20, 1992, between the Company and Kohlberg & Co., L.P., effective upon the consummation of the Offer. A copy of the Termination of Fee Agreement is filed with the SEC as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Company also adopted an Executive Severance Pay Plan (the "Plan"), a copy of which is filed with the SEC as Exhibit 6 to this Schedule 14D-9 and is incorporated herein by reference, and entered into a severance arrangement with Mr. George T. Brophy, its Chairman of the Board and Chief Executive Officer (the "Severance Arrangement"), a copy of which is filed with the SEC as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference. The Plan covers certain executive officers of the Company having one or more full years of service and who are involuntarily terminated due to (i) a job elimination, (ii) a reduction in force, (iii) any reason other than for cause within one year following a change of control, or (iv) voluntary termination of their employment with the Company within the period beginning 60 days and ending 90 days after the occurrence of a change of control, and provides that such officers' options will not be forfeited and will immediately vest upon any such termination. Such officers will also be entitled to receive their monthly salary for 18 months commencing on the date of their termination, a pro-rata bonus payment (through the date of their termination) of their bonus entitlement for the year of termination payable in the following January, an additional bonus payment equaling the average of the prior three years' bonuses payable at the end of the 18 months following their termination, and various other benefits. Under the Severance Arrangement, Mr. Brophy will be entitled to certain benefits, including receiving a lump sum severance payment of $1,777,368 in full satisfaction of all rights to severance or other post-termination payments (but excluding his rights with respect to any stock or stock options that he holds) to which he would be entitled upon a termination of his employment with the Company without cause or due to a voluntary termination within the period beginning 60 days and ending 90 days after a change of control. In addition, Mr. Brophy's unvested stock options will immediately vest and become exercisable upon a change of control. The Plan and the Severance Arrangement replaced and superseded prior severance arrangements or programs sponsored by the Company for the benefit of Mr. Brophy and the officers named in the Plan.

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    (B) (2) ARRANGEMENTS WITH PARENT, OFFEROR AND THEIR RESPECTIVE EXECUTIVE
       OFFICERS, DIRECTORS OR AFFILIATES.

    The Company has entered into the Merger Agreement with Parent and the Offeror, and Parent and the Offeror have entered into the Stockholder Agreement with the Principal Stockholders.

THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated by reference and a copy of which is filed with the SEC as Exhibit 1 to this Schedule 14D-9.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer, Without the prior written consent of the Company, the Offeror has agreed not to (and the Parent has agreed to cause the Offeror not to) (i) decrease or change the form of the Offer Consideration or decrease the number of shares of Common Stock sought pursuant to the Offer, (ii) amend any term of the Offer in any manner adverse to holders of shares of Common Stock, (iii) change the conditions to the Offer, (iv) impose additional conditions to the Offer, (v) waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires a number of shares of Common Stock (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) which constitutes a majority of the shares of Common Stock outstanding on a fully-diluted basis on the date of purchase, or (vi) extend the expiration date of the Offer beyond the initial expiration date of the Offer (except that the Offeror may, without the consent of the Company, (a) extend the Offer if, at the then scheduled expiration date of the Offer any of the conditions to the Offeror's obligation to purchase shares of Common Stock in the Offer is not satisfied, until such time as such condition is satisfied or waived, and (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof); provided, however, that, except as set forth above and subject to applicable legal requirements, the Offeror may amend the Offer or waive any condition to the Offer in its sole discretion. The Merger Agreement also provides that the Parent shall provide the Offeror on a timely basis funds necessary to purchase any shares of Common Stock that the Offeror becomes obligated to purchase pursuant to the Merger and the Parent shall be liable on a direct and primary basis for the Offeror's obligations under the Merger Agreement.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by Offeror pursuant to the Offer of such number of shares of Common Stock (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) which represents a majority of the outstanding shares of Common Stock (on a fully diluted basis) on the date of purchase, and from time to time thereafter, (i) Parent will be entitled to designate such number of directors, rounded up to the next whole number as will give Parent representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of shares of Common Stock so purchased (together with any shares of Common Stock then owned by Parent or any of its subsidiaries), bears to the aggregate number of shares of Common Stock outstanding on the date of purchase (such number being the "Board Percentage"), and (ii) the Company will, upon request by Parent, promptly cause Parent's designees constituting the Board Percentage to be elected to the Board by (x) increasing the size of the Board or (y) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and will use its best efforts to cause Parent's designees promptly to be so elected, subject in all instances to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, waiver of the obligations or other acts of Parent or the Offeror or waiver of

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the Company's rights thereunder will require the concurrence of a majority of the Continuing Directors (defined as those directors of the Company then in office who were directors of the Company on the date of the Merger Agreement and who voted to approve the Merger Agreement and such additional directors of the Company, if any, who are not affiliated with Parent, the Offeror or any of their affiliates and who were designated as "Continuing Directors" by a majority of the directors who were Continuing Directors at the time of such designation). The Company is today mailing to the stockholders of the Company a copy of an Information Statement prepared in accordance with Rule 14f-1 promulgated under the Exchange Act, relating to the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board otherwise than at a meeting of the stockholders of the Company.

    CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Offeror will be merged with and into the Company at the Effective Time. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares of Common Stock owned by the Company or any of its subsidiaries or shares of Common Stock owned by Parent, the Offeror or any other subsidiary of Parent and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Offer Consideration, payable to the holder thereof without any interest thereon, less any required withholding taxes, upon surrender and exchange of a certificate representing such shares of Common Stock. Each share of the capital stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of Common Stock, par value $0.01 per share, of the Surviving Corporation, which will thereupon become a wholly owned subsidiary of Parent. Each share of Common Stock and all other shares of capital stock of the Company that are owned by the Company or any subsidiary of the Company and all shares of Common Stock owned by Parent, the Offeror or any other subsidiary of Parent will be canceled and retired and will cease to exist and no consideration will be delivered or deliverable in exchange therefor. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the certificate of merger.

    COMPANY STOCK OPTIONS. The Merger Agreement provides that, at the Effective Time, each then-outstanding option to purchase shares of Common Stock (collectively, the "Options") under the Company's Amended and Restated Stock Option Plan, 1994 Director Stock Option Plan, 1994 Employee Stock Option Plan and new employee compensation policy (collectively, the "Stock Option Plans"), whether or not then exercisable, will, in settlement thereof, receive for each share of Common Stock subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Consideration and the per share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); PROVIDED, HOWEVER, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount will be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration therefor, each Option will be canceled. The surrender of an Option to the Company in exchange for the Option Consideration will be deemed a release of any and all rights the holder had or may have had in respect of such Option.

    The Company has agreed to use its reasonable best efforts to obtain all necessary consents or releases from holders of Options under the Stock Option Plans and take all such other lawful action as may be necessary to give effect to the transactions contemplated by the Merger Agreement. Except as otherwise agreed to by the parties, (i) the Stock Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof will be

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canceled as of the Effective Time and (ii) the Company will use its reasonable best efforts to assure that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements will have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof and to terminate all such plans.

    STOCKHOLDER MEETING. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for the shares of Common Stock by the Offeror in the Offer, if required by applicable law to consummate the Merger, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of considering and voting upon the Merger Agreement. In connection with such meeting, if required by applicable law to consummate the Merger, the Company, in consultation with Parent, will prepare and file with the SEC a proxy statement, together with any supplement or amendment thereto (the "Proxy Statement"). The Company has agreed to use its reasonable efforts to respond to all SEC comments with respect to the Proxy Statement and, subject to compliance with the SEC's rules and regulations, to cause such proxy statement to be mailed to the stockholders at the earliest practicable date.

    If the Offeror, or any other wholly owned subsidiary of Parent, acquires at least 90% of the outstanding shares of Common Stock in the Offer, at the request of the Offeror, all parties to the Merger Agreement will take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the stockholders, in accordance with the provisions of Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to: (i) organization, standing and corporate power; (ii) authority and noncontravention; (iii) consents and approvals; (iv) capital structure; (v) documents filed with the SEC; (vi) absence of certain changes or events and undisclosed material liabilities; (vii) certain information required by the Exchange Act and other applicable law;
(viii) real property and other assets; (ix) Year 2000 compliance; (x) intellectual property; (xi) infringement; (xii) material contracts; (xiii) litigation; (xiv) compliance with laws; (xv) environmental laws; (xvi) taxes;
(xvii) benefit plans; (xviii) absence of changes in benefit plans; (xix) labor matters; (xx) brokers' fees; (xxi) opinion of one of its financial advisors; and
(xxii) voting requirements.

    Parent and the Offeror have also made certain representations and warranties with respect to: (i) organization, standing and corporate power; (ii) authority and noncontravention; (iii) consents and approvals; (iv) certain information required by the Exchange Act and other applicable law; (v) financing; (vi) brokers' fees; and (vii) operations of the Offeror.

    No representations and warranties made by the Company, Parent or Offeror will survive beyond the Effective Time.

    CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that during the period from the date of the Merger Agreement until the Effective Time, except as expressly provided for under the Merger Agreement or the agreement of the Company for the sale of its fiber cement facility (the "Fiber Cement Agreement"), the Company will, and will cause its subsidiaries to, conduct their businesses only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, will use reasonable efforts to preserve intact its current business organizations, keep available the services of its current key officers and employees and preserve the goodwill of those engaged in material business relationships with the Company. The Company has further agreed that during this period and except as expressly set forth under the Merger Agreement or the Fiber Cement Agreement, it will not, nor will it permit any of its subsidiaries to: (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its outstanding capital stock (other than, with respect to a subsidiary of the Company, to its

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corporate parent), (B) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (C) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares, except for the acquisition of shares of Common Stock from holders of Options in full or partial payment of the exercise price payable by such holder upon exercise of Options; (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities, other than upon the exercise of Options outstanding on the date of the Merger Agreement; (iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents other than as required for the performance by the Company of its obligations under the Merger Agreement;
(iv) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person other than in the ordinary course of business consistent with past practice; (v) directly or indirectly sell, pledge or otherwise dispose of or encumber any of its properties or assets that are material to its business, except for sales, pledges or other dispositions or encumbrances in the ordinary course of business consistent with past practice;
(vi) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly owned subsidiary of the Company or (B) make any loans or advances to any other person, other than to the Company or to any direct or indirect wholly owned subsidiary of the Company and other than routine advances to employees consistent with past practice, except, in the case of clause (A), for borrowings under existing credit facilities described in the reports or other documents filed by the Company with the SEC in the ordinary course of business consistent with past practice; (vii) enter into any compromise or settlement of, or take any material action with respect to, any litigation, action, suit, claim, proceeding or investigation other than the prosecution, defense and settlement of routine litigation, actions, suits, claims, proceedings or investigations in the ordinary course of business; (viii) grant or agree to grant to any officer, employee or consultant any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company employee benefit plans, except as may be required under existing agreements or by law or pursuant to the normal severance policies or practices of the Company or its subsidiaries as in effect on the date of the Merger Agreement, or increases in salary or wages payable or to become payable in the ordinary course of business consistent with past practice; (ix) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits; (x) enter into or amend any employment, consulting, severance or similar agreement with any individual other than in the ordinary course of business consistent with past practice, except with respect to new hires of non-officer employees in the ordinary course of business consistent with past practice; (xi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any agreement relating to an Acquisition Proposal (as defined below); (xii) make any tax election or settle or compromise any income tax liability of the Company or of any of its subsidiaries involving on an individual basis more than $100,000;
(xiii) make any change in any method of accounting or accounting practice or policy, except as required by any changes in generally accepted accounting principles; (xiv) enter into any agreement, understanding or commitment that restrains, limits or impedes the Company's ability to compete with or conduct any business or line of business; (xv) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries; or (xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

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    CONSENTS, APPROVALS AND FILINGS.  The Merger Agreement provides that each of the parties to the Merger Agreement will (i) make promptly its respective filings, and thereafter make any other required submissions, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR
Act"), and the Exchange Act, with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including without limitation using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, except that in no event will Parent or any of its subsidiaries be required to agree or commit to divest, hold separate, offer for sale, abandon, limit its operation of or take similar action with respect to any assets (tangible or intangible) or any business interest of it or any of its subsidiaries (including without limitation the Surviving Corporation after consummation of the Merger) in connection with or as a condition to receiving the consent or approval of any governmental entity (including without limitation under the HSR Act). The Merger Agreement also provides that in case at any time after the Effective Time any further action is necessary or desirable to carry out the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use their reasonable best efforts to take such action.

    EMPLOYEE BENEFIT MATTERS. The Merger Agreement provides that, from and after the Effective Time, Parent will, and will cause its subsidiaries (including the Surviving Corporation) to, honor and provide for payment of all accrued obligations and benefits, including but not limited to any bonus payments earned in respect of fiscal 1998 but not yet paid, under all employee benefit plans of the Company and employment or severance agreements between the Company and any persons who are or had been employees of the Company or any of its subsidiaries at or prior to the Effective Time (the "Covered Employees"), all in accordance with their respective terms.

    The Merger Agreement further provides that, from and after the Effective Time, Parent will, and will cause its subsidiaries (including the Surviving Corporation) to, provide Covered Employees who remain in the employ of Parent or any such subsidiary employee benefits that are reasonably comparable to the employee benefits provided to similarly situated employees of Parent or any such subsidiary who are not Covered Employees. The Merger Agreement also provides that, to the extent Covered Employees are included in any benefit plan of Parent or its subsidiaries, Parent agrees that the Covered Employees will receive credit under such plan for service prior to the Effective Time with the Company and its subsidiaries to the same extent such service was counted under similar employee benefit plans of the Company for purposes of eligibility, vesting, eligibility for retirement (but not for benefit accrual) and, with respect to vacation, disability and severance, benefit accrual. The Merger Agreement also provides that, to the extent that Covered Employees are included in any medical, dental or health plan other than the plan or plans they participated in at the Effective Time, no such plans will include pre-existing condition exclusions, except to the extent that such exclusions were applicable under the similar the Company employee benefit plan at the Effective Time, and all such plans will provide credit for any deductibles and co-payments applied or made with respect to each Covered Employee in the calendar year of the change.

    Notwithstanding anything in the Merger Agreement to the contrary, from and after the Effective Time, the Surviving Corporation will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of employees of the Surviving Corporation. Except as otherwise provided in the Merger Agreement, nothing in the Merger Agreement prevents Parent or

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the Surviving Corporation from amending or terminating any Company benefit plan in accordance with its terms.

    NO SOLICITATION. The Merger Agreement provides that, during the period from and including the date of the Merger Agreement to the Effective Time, the Company will not, and will not authorize or permit any of its subsidiaries, or any of its or their affiliates, officers, directors, employees, agents or representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by the Company or any of its subsidiaries), to, directly or indirectly, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiations with any person in furtherance of, or approve, agree to, endorse or recommend, any Acquisition Proposal; except that nothing in the Merger Agreement will prohibit the Board, prior to the time at which the Merger Agreement is adopted by the stockholders of the Company, from furnishing information to, or entering into, maintaining or continuing discussions or negotiations with, any person that makes a bona fide written Acquisition Proposal after the date of the Merger Agreement under circumstances not involving any breach of the provisions of the Merger Agreement, if, and to the extent that, (i) the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to take such action would constitute a breach by the Board of its fiduciary duties to the stockholders of the Company under applicable law, and (ii) prior to furnishing any non-public information to such person, the Company receives from such person an executed confidentiality agreement with provisions no less favorable to the Company than the letter agreement relating to the furnishing of confidential information of the Company to Parent. The Merger Agreement further provides that the Company will promptly (and, in any event within 24 hours) notify Parent after receipt of any Acquisition Proposal or any request for information relating to the Company or its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person who has informed the Company that such person is considering making, or has made, an Acquisition Proposal (which notice will identify the person making, or considering making, such Acquisition Proposal and will set forth the material terms of any Acquisition Proposal received), and that the Company will keep Parent informed in reasonable detail of the terms, status and other pertinent details of any such Acquisition Proposal.

    The Merger Agreement further provides that during the period from and including the date of the Merger Agreement to and including the Effective Time, neither the Board nor any committee thereof will withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or the Offeror, the approval of the Merger Agreement or the transactions contemplated thereby or the recommendation of the Board in favor of the Offer and the Merger, except that nothing contained in the Merger Agreement will (i) prohibit the Board from withdrawing or modifying such recommendation following the receipt by the Company after the date of the Merger Agreement, under circumstances not involving any breach of the provisions described in the immediately preceding paragraph, of an Acquisition Proposal if, and to the extent that, the Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that the failure to take such action would result in a breach by the Board of its fiduciary duties to the stockholders of the Company under applicable law or (ii) prohibit the Board from, to the extent applicable, complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Subject to the Company's right to terminate the Merger Agreement under certain circumstances described below, no such action taken by the Board will permit the Company to enter into any agreement providing for any transaction contemplated by an Acquisition Proposal for as long as the Merger Agreement remains in effect.

    For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer, proposal or indication of interest regarding any of the following (other than the transactions contemplated by the Merger Agreement, the Stockholder Agreement or the Fiber Cement Agreement) involving the

Company: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer or other acquisition of 20% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    FEES AND EXPENSES. The Merger Agreement provides that whether or not the Merger is consummated, each party will pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the transactions contemplated thereby.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that, for a period of six years after the Effective Time, the provisions with respect to indemnification set forth in the certificate of incorporation and bylaws of the Offeror will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation the transactions contemplated by the Merger Agreement), unless such modification is required by law.

    The Merger Agreement also provides that from and after the Effective Time, Parent will, or will cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date thereof or who becomes prior to the Effective Time, an officer or director of the Company (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval will not be unreasonably withheld) incurred in connection with any threatened or actual action, suit or proceeding based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company (the "Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, the Merger Agreement or the transactions contemplated thereby, in each case, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers, as the case may be (and will pay expenses in advance of the final disposition of any such action, suit or proceeding to each Indemnified Party to the full extent permitted by the DGCL, upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it will ultimately be determined that such person is not entitled to be so indemnified). The foregoing rights to indemnification under the Merger Agreement will continue in full force and effect for a period of four years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period will continue until the disposition of such Indemnified Liabilities.

    The Merger Agreement provides that, for a period commencing at the Effective Time and expiring on the sixth anniversary of the Effective Time, Parent will cause to be maintained in effect policies of directors' and officers' liability insurance, for the benefit of those persons who are covered by the Company's directors' and officers' liability insurance policies at the Effective Time, providing coverage with respect to matters occurring prior to the Effective Time that is at least equal to the coverage provided under the Company's current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Parent not greater than $350,000. The Merger Agreement further provides that if such insurance cannot be so maintained at such cost, Parent will maintain as much of such insurance as can be so maintained at a cost equal to $350,000.

    CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, the Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered shares promptly after expiration or termination of the Offer), to pay for any shares of Common Stock tendered, and may postpone the acceptance for payment or, subject to the restrictions referred to above, payment for any shares of Common Stock tendered, and, subject to the terms of the Merger Agreement, may amend or terminate the Offer (whether or not any shares of Common Stock have theretofore been purchased or paid for pursuant to the Offer) if (i) there will not have been validly tendered and not withdrawn prior to the time the Offer will otherwise expire a number of shares of Common Stock (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) which constitutes a majority of the shares of Common Stock outstanding on a fully-diluted basis on the date of purchase (the "Minimum Share Condition") ("on a fully diluted basis" having the following meaning, as of any date: the number of shares of Common Stock outstanding (excluding shares of Common Stock held as treasury stock by the Company or any of its subsidiaries), together with the number of shares of Common Stock the Company is then required to issue pursuant to obligations outstanding at that date under employee stock option or other benefit plans or otherwise other than unvested Options), (ii) any applicable waiting periods under the HSR Act will not have expired or been terminated prior to the expiration of the Offer; or (iii) if at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares, any of the following events will have occurred and remain in effect:

    (A) any United States or Canadian governmental entity or authority or any United States or Canadian court of competent jurisdiction in the United States or in Canada will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (l) materially restricts, prevents or prohibits consummation of the transactions contemplated by the Merger Agreement, including the Offer or the Merger,
       (2) prohibits or limits materially the ownership or operation by Parent or any of its subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or compels the Company, Parent, or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or (3) imposes material limitations on the ability of Parent, the Offeror or any other subsidiary of Parent to exercise effectively full rights of ownership of any shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby;

    (B) there will have been instituted or pending any action or proceeding before any United States or Canadian court or governmental entity or authority by any United States or Canadian governmental entity or authority seeking any order, decree or injunction having any effect set forth in paragraph (A) above;

    (C) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to the materiality qualifications contained therein) will not be true and correct as of the expiration date of the Offer (as the same may be extended from time to time) as though made on and as of such date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date), except for any breach or breaches which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on (i) the ability of the Company to perform its obligations under the Merger Agreement or to consummate the transactions contemplated thereby or (ii) the assets, liabilities (actual or contingent), financial condition, results of operation or business of the Company and its subsidiaries taken as a whole, excluding any change or development resulting from (x) events adversely affecting any principal markets served by the business of the Company generally or affecting the hardboard siding industry generally which do not have a disproportionate adverse effect on the Company or its subsidiaries, (y) general economic conditions, including changes in the economies of any of the jurisdictions in which the Company or any of its subsidiaries conduct business, which do not have a disproportionate effect on the Company or its subsidiaries, or (z) the Merger Agreement, the Stockholder Agreement or any transaction contemplated thereby; provided that this exception will not apply to the representations and warranties of the Company relating to the capital structure of the Company;

    (D) the Company will not have performed or complied in all material respects with its obligations under the Merger Agreement to be performed or complied with by it and such failure continues until the later of (i) fifteen days after actual receipt by it of written notice from the Offeror setting forth in detail the nature of such failure or (ii) the expiration date of the Offer;

    (E) there will have occurred any material adverse change, or any development that is reasonably likely to result in a material adverse change, in the assets, liabilities (actual or contingent), results of operations or business of the Company and its subsidiaries taken as a whole, excluding any change or development resulting from (i) events adversely affecting any principal markets served by the business of the Company generally or affecting the hardboard siding industry generally which do not have a disproportionate adverse effect on the Company or its subsidiaries, (ii) general economic conditions, including changes in the economies of any of the jurisdictions in which the Company or any of its subsidiaries conduct business, which do not have a disproportionate adverse effect on the Company or its subsidiaries, or (iii) the Merger Agreement, the Stockholder Agreement or any transaction contemplated thereby;

    (F) the Merger Agreement will have been terminated in accordance with its terms;

    (G) the Board or any committee thereof will have (i) withdrawn or modified in a manner adverse to Parent or the Offeror, or publicly taken a position materially inconsistent with, its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby, (ii) approved, endorsed or recommended an Acquisition Proposal, or (iii) resolved or publicly disclosed any intention to do any of the foregoing; or

    (H) there will have occurred (i) any general suspension of, or limitation on prices (other than suspensions or limitations triggered by price fluctuations on a trading day) for, trading in securities on any national securities exchange in the United States, (ii) the declaration of a banking moratorium or any limitation or suspension of payments in respect of the extension of credit by banks or other lending institutions in the United States, (iii) any commencement of war, armed hostilities or other international or national calamity directly involving the United States having a significant adverse effect on the functionality of financial markets in the United States, or (iv) in the case of any of the foregoing existing at time of the commencement of the Offer, a material acceleration or worsening thereof.

    The foregoing conditions (other than the Minimum Share Condition) are for the sole benefit of the Offeror and its affiliates and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition or may be waived by the Offeror, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right and may be asserted at any time and from time to time.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction or written waiver prior to the Closing Date, of the following conditions: (i) Offeror will have accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn, provided, however, that, neither Parent nor the Offeror may invoke this condition if the Offeror has failed to purchase Shares so tendered and not withdrawn in violation of the terms of the Merger Agreement or the Offer; (ii) the Merger Agreement will have been adopted by the affirmative vote of the holders of the requisite number of shares of capital stock of the Company if such vote is required pursuant to the Company's certificate of incorporation, the DGCL or by applicable law; (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger will be in effect; provided, however, that prior to invoking this condition the party so invoking this condition will have complied with its obligations under the Merger Agreement relating to the taking of actions necessary for the consummation of the Merger; and (iv) all necessary waiting periods under the HSR Act applicable to the Merger will have expired or been earlier terminated.

    TERMINATION. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of the Merger Agreement by the stockholders of the Company, in any one of the following circumstances: (i) by mutual written consent duly authorized by the Boards of Parent and the Company; (ii) by Parent or the Company if shares of Common Stock have not been purchased by the Offeror pursuant of the Offer on or before April 30, 1999, other than as a result of any material breach of any provision of the Merger Agreement by the party seeking to effect such termination; (iii) by Parent or the Company if, as a result of the failure of any of the conditions to the Offer under the Merger Agreement (described above in "Conditions to the Offer") the Offer will have expired or Offeror will have terminated the Offer in accordance with the terms and conditions thereof without any shares of Common Stock being purchased by the Offeror thereunder; provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose breach of or failure to fulfill its obligations under the Merger Agreement resulted in the failure of any such condition; (iv) by Parent or the Company, if any court of competent jurisdiction or other governmental entity will have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the acceptance for payment of, or payment for, the shares pursuant to the Offer and such order, decree or ruling or other action will have become final and nonappealable, provided that the party seeking to terminate this Agreement will have used its reasonable best efforts to remove or lift such order, decree or ruling; (v) by Parent if the Board or any committee thereof will have (A) withdrawn or modified in a manner adverse to Parent or the Offeror, or publicly taken a position materially inconsistent with, its approval or recommendation of the Merger Agreement, the Offer, the Merger or the other transactions contemplated thereby,
(B) approved, endorsed or recommended to its stockholders an Acquisition Proposal, or (C) resolved or publicly disclosed any intention to do any of the foregoing; (vi) by the Company, following the receipt by the Company after the date hereof, under circumstances not involving any breach of the obligations of the Company described under the caption "No Solicitation" above, of a bona fide written Acquisition Proposal, if the Board, after consultation with and based upon the advice of independent legal counsel, will have determined in good faith that the failure to terminate the Merger Agreement would constitute a breach by the Board of its fiduciary duties to the Company's stockholders under applicable law; provided that (A) the Company has complied with specified provisions of the Merger Agreement, including specified notice provisions, (B) the Company enters into a definitive agreement providing for the transactions contemplated by such Acquisition Proposal immediately following such termination, and (C) such termination will not be effective until the Company will have paid to Parent the Fee (as defined below) in accordance with provisions of the Merger Agreement; or
(vii) by the Company if the Offeror or Parent will have (A) failed to commence the Offer within five business days after the public announcement by Parent and the Company of the Merger Agreement, (B) failed to pay for the shares of Common Stock pursuant to the Offer in accordance with the Merger Agreement, or (C) breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach described in this clause (C) is incapable of being cured or has not been cured within 20 days after the giving of written notice to Parent or the Offeror, as applicable, except such breaches described in this clause (C) as individually or in the aggregate would not reasonably be expected to materially and adversely affect the ability of Parent or the Offeror to complete the Offer or the Merger on the terms and subject to the conditions of the Merger Agreement. If the Merger Agreement is terminated pursuant to clause (v) or (vi) above, the Company will pay Parent a fee in the amount of $5,000,000 (the "Fee"), which amount will be payable in immediately available funds (x) promptly (and in any event within three business days) after such termination, in the case of termination under the circumstances described in clause (v) above or (y) prior to or concurrently with such termination, in the case of termination under the circumstances described in clause (vi) above.

    AMENDMENT. Subject to any applicable provisions of the DGCL, at any time prior to the Effective Time, the parties to the Merger Agreement may modify or amend the Merger Agreement by written agreement executed and delivered by duly authorized officers of the respective parties. However, after the adoption of the Merger Agreement at the meeting of the stockholders, no amendment will be made which would reduce the amount or change the type of consideration into which each share of Common Stock will be converted upon consummation of the Merger. The Merger Agreement may not be modified or amended except by written agreement executed and delivered by duly authorized officers of each of the respective parties.

    ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties thereto without the prior written consent of the other parties, and any such assignment without such prior written consent will be null and void, except that Parent and/or the Offeror may assign the Merger Agreement to any direct or indirect wholly owned subsidiary of Parent without the prior consent of the Company, provided that the Parent and/or the Offeror, as the case may be, will remain liable for all of its obligations under the Merger Agreement. Subject to the immediately preceding sentence, the Merger Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

    TIMING. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Offeror pursuant to the Offer. Although the Offeror has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

THE STOCKHOLDER AGREEMENT

    The following is a summary of certain material provisions of the Stockholder Agreement. This summary is not a complete description of the terms and conditions of the Stockholder Agreement and is qualified in its entirety by reference to the complete text of the Stockholder Agreement, which is incorporated by reference and a copy of which is filed with the SEC as Exhibit 2 to this Schedule 14D-9.

    TENDER OF SHARES. Each Principal Stockholder has agreed to cause to be validly tendered (and not withdrawn) pursuant to and in accordance with the terms of the Offer, not later than the tenth business day after commencement of the Offer, all shares of Common Stock beneficially owned by such Principal Stockholders (such shares, together with any other shares of Common Stock the beneficial ownership of which is acquired by such Principal Stockholders being such Principal Stockholder's

"Subject Shares"). If the Offer is amended in any manner set forth in the Merger Agreement as requiring the consent of the Company, the Principal Stockholders will not be obligated to tender their Subject Shares unless such amendment is made with their prior approval (which is not to be unreasonably withheld).

    VOTING OF SHARES. At any meeting of the stockholders of the Company called to consider and vote upon the adoption of the Merger Agreement (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of stockholders of the Company, each Principal Stockholder has agreed to vote or cause to be voted (including by written consent, if applicable) all of such Principal Stockholder's Subject Shares in favor of the adoption of the Merger Agreement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon at any such meeting or made the subject of any such written consent, as applicable.

    At any meeting of the stockholders of the Company called to consider and vote upon any Adverse Proposal (as defined below) (and at any and all postponements and adjournments thereof), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders of the Company, each Principal Stockholder has agreed to vote or cause to be voted (including by written consent, if applicable) all of such Principal Stockholder's Subject Shares against such Adverse Proposal. For purposes of the Stockholder Agreement, the term "Adverse Proposal" means any (a) Acquisition Proposal, (b) proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Company set forth in the Merger Agreement, or (c) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement.

    IRREVOCABLE PROXY. Pursuant to the Stockholder Agreement, each Principal Stockholder has appointed Parent and any designee of Parent, each of them individually, such Principal Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 212 of the DGCL, with full power of substitution and resubstitution, to vote or act by written consent with respect to such Principal Stockholder's Subject Shares in accordance with the Stockholder Agreement. Each Principal Stockholder has affirmed that the proxy is coupled with an interest and will be irrevocable. Each Principal Stockholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of the proxy.

    GRANT OF OPTION. Each Principal Stockholder has granted to Parent an irrevocable option (each, an "Option" and, collectively, the "Options") to purchase such Principal Stockholder's Subject Shares on the terms and subject to the conditions set forth in the Stockholder Agreement at a purchase price per share equal to $15.00 or the highest per share price paid in the Offer (the "Purchase Price"). If (i) the Offer is consummated but (whether due to improper tender or withdrawal of tender) the Offeror has not accepted for payment and paid for all of the Subject Shares, or (ii) the Merger Agreement is terminated (otherwise than by mutual consent of the parties or as a result of the entry of a final, nonappealable injunction against the Offer or the Merger under circumstances not involving a breach by the Company of its obligation to seek the removal thereof) in accordance with its terms for reasons other than the failure of Parent or the Offeror to fulfill their respective obligations under the Merger Agreement, the Options will, in any such case, become exercisable (in whole but not in part) upon the first to occur of any such event and remain exercisable (in whole but not in part) until the date that is 30 days after the date of the occurrence of an event in clause (i) above, or the date that is 90 days after the date of the occurrence of the event in clause (ii) above (the applicable period of exercisability being the "Option Period").

    EXERCISE OF OPTION. Parent may exercise all of the Options, in whole but not in part, at any time or from time to time during the Option Period. Notwithstanding anything in the Stockholder Agreement to the contrary, Parent will be entitled to purchase all Subject Shares in respect of which it will have exercised an Option in accordance with the terms of the Stockholder Agreement prior to the expiration of the Option Period, and the expiration of the Option Period will not affect any rights thereunder which by their terms do not terminate or expire prior to or as of such expiration.

    The Stockholder Agreement provides that if Parent wishes to exercise an Option, it will deliver to the applicable Principal Stockholder (each a "Selling Stockholder") a written notice (an "Exercise Notice") to that effect which specifies a date (an "Option Closing Date") not earlier than three business days after the date such Exercise Notice is delivered for the consummation of the purchase and sale of such Subject Shares (an "Option Closing"). If the Option Closing cannot be effected on the Option Closing Date specified in the Exercise Notice by reason of any applicable judgment, decree, order, law or regulation, or because any applicable waiting period under the HSR Act will not have expired or been terminated, (i) the Principal Stockholders have agreed to promptly take all such actions as may be requested by Parent, and will otherwise fully cooperate with Parent, to cause the elimination of all such impediments to the Option Closing and (ii) the Option Closing Date specified in the Exercise Notice will be extended to the third business day following the elimination of all such impediments.

    ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC. In the event of any change in the capital stock of the Company by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, extraordinary distribution or similar transaction, the type and number or amount of shares, securities or other property subject to each of the Options, and the Purchase Price payable therefor, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that (a) Parent will receive upon exercise of any Option the type and number or amount of shares, securities or property that Parent would have retained and/or been entitled to receive in respect of the applicable Selling Stockholder's Subject Shares if the Option had been exercised immediately prior to such event relating to the Company or the record date therefor, as applicable, and (b) the applicable Selling Stockholder will receive upon exercise of any Option granted by such Selling Stockholder the amount of cash that such Selling Stockholder would have received as a result of the exercise of the Option if the Option had been exercised immediately prior to such event relating to Parent or the record date therefor, as applicable. The foregoing adjustment will apply in a like manner to successive stock dividends, subdivisions, reclassifications, recapitalizations, splits, combinations, exchanges of shares, extraordinary distributions or similar transactions.

    ACQUIRED SHARES. The Stockholder Agreement provides that, in the event that Subject Shares are acquired by Parent pursuant to the exercise of the Options (such acquired Subject Shares being "Acquired Shares") and Parent thereafter sells, transfers or disposes of Acquired Shares within 18 months after the acquisition of such Acquired Shares (any such sale, transfer or disposition of Acquired Shares occurring within such 18-month period being a "Sale"), Parent will promptly pay to the Selling Stockholders (pro rata, in proportion to the number of Acquired Shares purchased from each Principal Stockholder) an amount in cash equal to the positive difference (if any) between the aggregate proceeds received by Parent in the Sale (net of selling commissions, if any) and the aggregate Purchase Price paid by Parent for the Acquired Shares sold, transferred or disposed of in such Sale. Parent has agreed to effect any Sale of Acquired Shares only to an unaffiliated party in a bona fide arm's-length transaction.

    REPRESENTATIONS AND WARRANTIES. The Stockholder Agreement contains various representations and warranties of the parties. Each Principal Stockholder has made certain representations and warranties with respect to: (i) title to such Principal Stockholders' Subject Shares; (ii) authority; and

(iii) noncontravention. Parent and the Offeror have also made certain representations and warranties with respect to: (i) authority; (ii) noncontravention; and (iii) securities law compliance.

    RESTRICTION ON TRANSFER OF SUBJECT SHARES, PROXIES AND NONINTERFERENCE. The Stockholder Agreement provides that no Principal Stockholder will, directly or indirectly: (A) except pursuant to the terms of the Stockholder Agreement and for the conversion of Subject Shares at the Effective Time pursuant to the terms of the Merger Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Principal Stockholder's Subject Shares; (B) except pursuant to the terms of the Stockholder Agreement, grant any proxies or powers of attorney, deposit any of such Principal Stockholder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of such Principal Stockholder's Subject Shares; or (C) take any action that would reasonably be expected to make any representation or warranty contained in the Stockholder Agreement untrue or incorrect or have the effect of impairing the ability of such Principal Stockholder to perform such Principal Stockholder's obligations under the Stockholder Agreement or preventing or delaying the consummation of any of the transactions contemplated thereby.

    NO SOLICITATION. The Principal Stockholders have agreed that they will not, and will not authorize or permit any of their respective officers, directors, employees, agents or representatives (including without limitation any investment bankers, financial advisors, attorneys or accountants) to, directly or indirectly, initiate, solicit, or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiations with any person in furtherance of, or approve, agree to, endorse or recommend, any Acquisition Proposal.

    TERMINATION.  The Stockholder Agreement will terminate upon the earlier of
(i) the Effective Time and (ii) the date on which the Option Period expires (or, if later, the date on which the last Option Closing occurs). The Stockholder Agreement provides that Parent and the Offeror will not amend the Merger Agreement to increase the Merger Consideration without the prior written consent of the Principal Stockholders representing a majority of the Subject Shares subject to the Stockholder Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    The Board of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders. The Board unanimously recommends that the stockholders accept the Offer and tender their shares of Common Stock to the Offeror pursuant to the Offer.

    (b) BACKGROUND OF THE OFFER

    From time to time over the past several years, the Company has reviewed strategic alternatives and has engaged in discussions with several potentially interested entities with respect to a possible business combination or other strategic transaction between the Company and such entities.

    In this context, the Company retained Warburg Dillon Read LLC ("Warburg Dillon Read") in July 1997 under a one-year engagement to assist the Company in evaluating strategic alternatives, potentially including an acquisition by a third party of the stock or substantially all of the assets of the Company or any other form of sale of, or merger with, the Company. In connection with this evaluation, Warburg Dillon Read and the Company contacted several entities, including Parent, which

Warburg Dillon Read, or the Company believed might be interested in a transaction with the Company. The entities contacted, including Parent, displayed varying degrees of interest in pursuing discussions regarding an acquisition of, or other business combination with, the Company. The Company held discussions with some of the entities contacted and executed confidentiality agreements with certain of such entities, including Parent, pursuant to which such entities were given the opportunity to examine certain non-public information regarding the Company and its subsidiaries. Following preliminary discussions and meetings and a preliminary review of such non-public information of the Company, no acceptable proposals were made from any of the entities contacted.

    On October 12, 1998, Mark A. Suwyn, Chairman and Chief Executive Officer of Parent, contacted George T. Brophy, Chairman of the Board and Chief Executive Officer of the Company, to inform him that Parent was interested in exploring a possible acquisition of the Company by Parent and indicated a potential purchase price of $11.00 per share of Common Stock. Mr. Brophy informed Mr. Suwyn that the Company might be willing to engage in these discussions, but only if a customary confidentiality agreement was signed. On October 19, 1998, Parent and the Company entered into an agreement providing for the confidential treatment of any discussions relating to a possible acquisition of the Company by Parent and of any confidential information exchanged by the Company and Parent in connection with such discussions.

    On October 28, 1998, officers and representatives of Parent and the Company, including Samuel P. Frieder, a representative of Kohlberg & Company, L.L.C. ("Kohlberg") and a Director of the Company, met at the headquarters of Parent to review and discuss financial, business, operational and other information regarding the Company, including the status of certain legal proceedings pending against the Company.

    On November 4, 1998, a representative of Parent indicated to Mr. Frieder that Parent might be willing to pay a purchase price in the range of $12.00 to $13.00 per share of Common Stock for all outstanding shares and reviewed with Mr. Frieder certain financial assumptions underlying Parent's valuation of the Company's business. Mr. Frieder indicated that he believed that the Board and stockholders of the Company would not favor a transaction in that price range. Further discussions were held between November 4, 1998 and November 10, 1998 among representatives of the Company and Parent regarding Parent's valuation assumptions and indicated purchase price for the Common Stock.

    On November 10, 1998, representatives of Parent indicated to representatives of the Company that Parent might be willing to increase its indicated price range to $14.50 per share, depending upon its review of information relating to the Company, its level of assurance that, if announced, the transaction would be completed and other factors. Representatives of the Company indicated to representatives of Parent that they believed that any price less than $15.00 per share would be unacceptable to the Company's Board and stockholders.

    Thereafter, through approximately January 18, 1999 and with generally increasing frequency, representatives of Parent had various meetings and discussions with representatives of the Company in connection with Parent's due diligence review of the Company.

    At a meeting on December 1, 1998, the Board by a vote of its disinterested members approved the engagement of Kohlberg to act as its advisor for purposes of assisting the Company in the negotiations of the terms of any agreement for the sale of, or other business combination involving, the Company for a period of one year. At this meeting, the Board also approved the engagement of Warburg Dillon Read to render a written opinion regarding the fairness of the consideration to be paid to the stockholders of the Company in any potential sale or other business combination involving the Company. The Company formally retained Kohlberg and Warburg Dillon Read by executing an engagement letter with each of Kohlberg and Warburg Dillon Read on December 3, 1998, and January 5, 1999, respectively.

    In mid-November 1998, one of the entities with which the Company had engaged in discussions regarding a potential sale of the Company during the summer of 1997 contacted the Company to renew discussions for a possible business combination with the Company. In addition, during December 1998, Kohlberg, at the request and on behalf of the Company, contacted two of the entities with which the Company had held discussions during the summer of 1997 and which the Company and Kohlberg viewed, together with Parent and the entity that contacted the Company independently, as most likely to be interested in a potential business combination with the Company and to deliver the highest value to the Company's shareholders. The Company held preliminary discussions with and executed confidentiality agreements with all three potentially interested entities in December 1998, pursuant to which the Company provided such entities with certain material non-public information with which to evaluate the Company. Representatives of the Company held discussions with all three entities during the course of December 1998 and in early January 1999. By the end of December 1998, two of such entities had informed the Company that they were no longer interested in pursuing discussions with the Company. In early January 1999, the Company canceled discussions with the third entity because of the status of its discussions with Parent and the Company's judgment that this entity's interest in the Company was not strong enough to jeopardize the Company's discussions with Parent.

    On December 21, 1998, Parent proposed that, for a period of less than 30 days, the Company undertake to negotiate exclusively with Parent in pursuit of the possible acquisition of the Company by Parent at a price ranging from $14.50 to $15.00 per share, in cash. In subsequent discussions, Parent also indicated that any definitive agreement for an acquisition of the Company by Parent would be conditioned upon the Principal Stockholders contractually committing themselves to support and participate in the transaction. The Company rejected Parent's request for exclusivity and emphasized the Company's position that the purchase price be $15.00 per share of Common Stock. Without making any commitment as to the specific manner in which the Principal Stockholders might agree to support any transaction that might ultimately be negotiated, the Company indicated that it was willing to continue discussions with Parent.

    Parent subsequently reiterated its request for exclusivity on a number of occasions. On each such occasion, the Company refused to grant Parent exclusivity, but indicated its willingness to pursue discussions for an acquisition of the Company by Parent. Parent also requested that the Principal Stockholders agree to tender their shares of Common Stock into the Offer, vote in favor of the Merger and grant Parent an option on their shares of Common Stock in connection with the proposed transaction. The Principal Stockholders indicated a willingness to agree to tender their shares and vote in favor of the Merger, but resisted Parent's request for an option.

    On January 8, 1999, representatives of Parent and the Company, including Messrs. Suwyn, Brophy and Frieder, met in Chicago to discuss the possible acquisition of the Company by Parent. At that meeting, representatives of Parent indicated to the representatives of the Company that, subject to satisfactory completion of Parent's financial, business and operational review of the Company, Parent would be willing to increase its indicated price to $15.00 per share, in cash, and representatives of the Company orally agreed not to actively solicit any third party for a competing transaction through January 17, 1999.

    During a meeting of the Board of Directors held on January 15, 1999, representatives of Warburg Dillon Read made a financial presentation to the Board and discussed with the Board, the financial terms of the contemplated transaction with Parent. At this meeting, counsel to the Company made a presentation of the terms and conditions of the Merger Agreement and the Stockholder Agreement and discussed with the Board Parent' s request that the Principal Stockholders enter into the Stockholder Agreement and grant Parent an option on their shares of Common Stock and the consequent impairment of the likelihood of a superior acquisition proposal from any third party. At the conclusion of this meeting, in light of all the reasons detailed below under "Reasons for the

Transactions; Factors Considered by the Board," the Board resolved to pursue negotiations with Parent towards a final agreement.

    From January 15 to January 18, 1999, representatives of the Company and Parent and certain of their respective advisors continued to negotiate the Merger Agreement. During this period, Parent made it clear to the Company that it would not proceed with the transaction without an option on the Principal Stockholders' shares of Common Stock.

    On January 18, 1999, the Principal Stockholders agreed to grant such option and to the final terms of the Stockholder Agreement. Later that day, the Board of Directors of Parent approved the Offer, the Merger, the Merger Agreement, the Stockholder Agreement and the consummation of the transactions contemplated thereby. Later that day, at a meeting of the Board, Warburg Dillon Read advised the Board orally that it was of the opinion (which opinion was subsequently confirmed in writing in an opinion dated January 19, 1999) that as of the date of its opinion, the $15.00 per share of Common Stock cash consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. At this meeting, counsel to the Company presented to the Board the final terms of the Merger Agreement. By unanimous vote of all the Directors, the Board determined that the Parent's offer was fair to, and in the best interests of, the stockholders of the Company. The Board authorized and approved the execution of the Merger Agreement and recommended that the stockholders accept the Offer, approve the Merger and tender their shares in the Offer. A letter to the stockholders communicating the Board's recommendation is filed with the SEC as Exhibit 8 to this Schedule 14D-9 and is attached hereto and incorporated herein by reference in its entirety. The Board also approved an amendment to its By-laws, the Termination of the Fee Agreement, the Plan and the Severance Arrangement. The Merger Agreement and Stockholder Agreement were then executed on January 19, 1999, and the transaction was announced by press release. A copy of the press release is filed with the SEC as Exhibit 9 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (c) REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD

    In approving the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

    1. The Board considered the Company's business, prospects, financial condition, results of operations and current business strategy as well as the nature of, and recent trends and developments in the industry in which the Company operates, including recent increased competition for its main product lines. In addition, the Board considered the exposure of the Company to certain legal proceedings pending against the Company, the status of settlement discussions in respect thereof and the implications of a potential settlement of such legal proceedings on the value of the Company. The Board also reviewed possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith, including the ongoing need for financing of the Company to make significant acquisitions, which the Board believed would be necessary because of the continuing consolidation in the industry.

    2. The Board considered Parent's business reputation, the potential synergies between Parent and the Company's businesses and Parent's ability to finance the transaction. It is the Board's belief that it obtained the highest immediate value for its stockholders by entering into a transaction with Parent, which, because of the synergies that could be created by a combination of the Company with Parent, could offer the best price for the Company's Common Stock.

    3. The Board considered the oral opinion of Warburg Dillon Read rendered to the Board at its January 18, 1999 meeting (which opinion was subsequently confirmed by delivery of a written opinion dated January 19, 1999) to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $15.00 per share cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Warburg Dillon Read's written opinion dated January 19, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Warburg Dillon Read, is filed with the SEC as Exhibit 10 to this Schedule 14D-9 and attached hereto and is incorporated herein by reference. Warburg Dillon Read's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of shares of Common Stock (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares of Common Stock pursuant to the Offer. Warburg Dillon Read's opinion does not address the Company's underlying decision to approve the Merger Agreement and the transactions contemplated thereby. In addition, Warburg Dillon Read has not been asked to, and did not, offer any opinion as to the material terms of the Merger Agreement or the form of the transaction contemplated thereby. Warburg Dillon Read has not been requested to, and did not, solicit other third party indications of interest in acquiring the Company. In rendering its opinion, Warburg Dillon Read has assumed with the Company's consent, that the Company and Parent will comply with all the material terms of the Merger Agreement. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    4. The Board considered the terms and conditions of the Merger Agreement, in particular the fact that after lengthy discussions and negotiations between representatives of the Company and representatives of Parent, Parent was unwilling to enter into the Merger Agreement unless Parent was able to simultaneously therewith enter into the Stockholder Agreement. The Board was aware of the fact that the provisions of the Stockholder Agreement impair the likelihood of a superior acquisition proposal from any third party. The Board considered at length whether Parent might agree to proceed with the proposed transaction without such provisions and concluded that Parent would not. The Board also concluded that, in light of its knowledge of the industry and the efforts previously made by the Company to solicit the interest of potential buyers for the Company, it was unlikely that a superior acquisition proposal would be made by a third party.

    5. The Board considered the historical market prices of, and recent trading activity in, the shares of Common Stock, and the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium over the prices at which the Common Stock traded prior to the execution of the Merger Agreement.

    6. The Board considered the fact that, while the provisions of the Stockholder Agreement substantially impair the likelihood that a superior acquisition proposal would be made by a third party, the terms of the Merger Agreement do not preclude other parties from making bona fide superior proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties, could determine to provide information to, engage in negotiations with, and, subject to payment of a break-up fee to Parent, terminate the Merger Agreement and enter into a transaction with, another party.

    7. The Board considered the likelihood that the Merger would be consummated, including the fact that the Offer was not conditioned on financing and the Board's reasonable satisfaction that the other conditions to the closing of the transactions under the Merger Agreement could reasonably be expected to be met.

    The Board did not assign relative weights to these factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Kohlberg to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Kohlberg's engagement, the Company has agreed to pay Kohlberg for its services a fee payable in cash equal to 2/3 of 1% of the total consideration (including net debt assumed) to be received by the Company and/or its stockholders in connection with the Offer and the Merger. The fee payable to Kohlberg is currently estimated to be approximately $1.5 million. The Company also has agreed to reimburse Kohlberg for reasonable expenses, including reasonable fees and disbursements of Kohlberg's counsel, and to indemnify Kohlberg and certain related parties against certain liabilities arising out of Kohlberg's engagement. Kohlberg is an affiliate of the Company and an affiliate of Kohlberg has performed and continues to perform services for the Company for which it receives a fee under a fee agreement which will be terminated upon consummation of the Offer. The fees and expenses paid by the Company to the Kohlberg affiliate under this fee agreement aggregated $118,000 in 1997 and $125,000 in 1998.

    In addition, the Company retained Warburg Dillon Read on January 5, 1999, for a one year period to consult with the Board regarding the financial aspects of the proposed transaction and provide the Board with its opinion relating to the fairness, from a financial point of view, of the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger. Pursuant to the terms of Warburg Dillon Read's engagement, the Company agreed to pay Warburg Dillon Read for its services a fee equal to $100,000, payable in cash upon execution of the engagement letter with Warburg Dillon Read, and an additional fee of $700,000 payable in cash on the date upon which Warburg Dillon Read issued its opinion with respect to the fairness of the consideration in the proposed transaction. In addition, if at any time during the term of the engagement the Company contemplates another business combination involving, or sale of, the Company, the Company has agreed to pay Warburg Dillon Read an additional $100,000, payable upon the date on which Warburg Dillon Read issues any additional opinion or informs the Board that it is unable to render such additional opinion in connection with the proposed new business combination involving, or sale of, the Company. The Company has also agreed to reimburse Warburg Dillon Read for its reasonable expenses in performing its services under its engagement with the Company, and to indemnify Warburg Dillon Read and certain related parties against certain liabilities arising out of its engagement. Warburg Dillon Read has performed investment banking services for the Company, affiliates of Kohlberg and Parent for which it has received customary fees. In addition, in the ordinary course of its business, Warburg Dillon Read may trade the securities of the Company and Parent for its own account and for the accounts of customers and may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders in connection with the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) There have been no transactions in the shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, each of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any shares of Common Stock beneficially owned individually by such persons. The Principal Stockholders have agreed under the Stockholder Agreement to, among other things, validly tender (and not withdraw) all of their shares of Common Stock (representing approximately 46.4% of the outstanding shares of Common Stock) pursuant to the offer made by Parent and the Offeror.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9 and other than as contemplated by the Asset Purchase Agreement, dated December 21, 1998, between the Company and CertainTeed Corporation, pursuant to which the Company has agreed to sell its fiber cement manufacturing facility located in Roaring River, North Carolina, to CertainTeed, the Company is not currently engaged in any negotiation in response to the Offer, which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(B) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1    Agreement and Plan of Merger, dated as of January 19, 1999, among Louisiana-Pacific Corporation,
             Striper Acquisition, Inc. and ABT Building Products Corporation.*

Exhibit 2    Stockholder Agreement, dated as of January 19, 1999, among Louisiana-Pacific Corporation, Striper
             Acquisition, Inc. and the several stockholders named therein.*

Exhibit 3    Pages 3 through 9 of the Proxy Statement of the Company filed with the Securities and Exchange
             Commission on March 30, 1998.*

Exhibit 4    Amendment to the By-laws of ABT Building Products Corporation.*

Exhibit 5    Termination of Fee Agreement, dated as of January 19, 1999, among ABT Building Products Corporation,
             Kohlberg & Co., L.P. and Louisiana-Pacific Corporation.*

Exhibit 6    Executive Severance Pay Plan of ABT Building Products Corporation.*

Exhibit 7    Severance Arrangement, dated January 18, 1999, between the Company and George T. Brophy.*

Exhibit 8    Letter to Shareholders of ABT Building Products Corporation, dated January 25, 1999.

Exhibit 9    Form of Press Release issued by ABT Building Products Corporation on January 19, 1999.*

Exhibit 10   Opinion of Warburg Dillon Read LLC dated January 19, 1999.

------------------------

*   Not included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                By:  /s/ GEORGE T. BROPHY
                                     ----------------------------------------
                                Name: George T. Brophy
                                Title: CHAIRMAN OF THE BOARD AND
                                      CHIEF EXECUTIVE OFFICER

Dated: January 25, 1999

                                                                         ANNEX A

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about January 25, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of ABT Building Products Corporation (the "Company") with respect to the tender offer by Striper Acquisition, Inc. (the "Offeror") to the holders of record of the common stock of the Company, par value $.01 per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    On January 19, 1999, the Company, Louisiana-Pacific Corporation, a Delaware corporation ("Parent"), and the Offeror entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which (i) the Offeror will commence a tender offer (the "Offer") for all outstanding shares of Common Stock at a purchase price per share of $15.00, net to the seller in cash, without interest and (ii) following the consummation of the Offer, the Offeror will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by the Offeror pursuant to the Offer of such number of shares of Common Stock (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) which represents a majority of the outstanding shares of Common Stock (on a fully diluted basis) on the date of purchase, and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors, rounded up to the next whole number as will give Parent representation on the Board of Directors of the Company (the "Board of Directors") equal to the product of (x) the number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of shares of Common Stock so purchased in the Offer (together with any shares of Common Stock then owned by Parent or any of its subsidiaries), bears to the aggregate number of shares of Common Stock outstanding on the date of purchase (such number being the "Board Percentage"), and (ii) the Company will, upon request by Parent, promptly cause Parent's designees constituting the Board Percentage to be elected to the Board of Directors by (x) increasing the size of the Board of Directors or (y) using reasonable efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and shall use its best efforts to cause Parent's designees promptly to be so elected, subject in all instance to compliance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, waiver of the obligations or other acts of Parent or the Offeror or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are directors on the date of the Merger Agreement and who voted to approve the Merger Agreement and such additional directors of the Company who are not affiliated with Parent, the Offeror or any of their affiliates and were designated as continuing directors for purposes of the Merger Agreement by a majority of the directors that are continuing directors for purposes of the Merger Agreement, in office at the time of such designation. This Information Statement is provided to you pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase, the related Letter of Transmittal, and the Solicitation/ Recommendations Statement on Schedule 14D-9 of the Company, as amended from time to time (the "Schedule 14D-9"), with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1, as amended from time to time (the "Schedule 14D-1"), of the Offeror and as exhibits to the Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC). The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    The Offer commenced on January 25, 1999 and is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, February 23, 1999, at which time, if all conditions to the Offer have been satisfied or waived, the Offeror will purchase all of the shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

    The information contained in this Information Statement concerning the Offeror and Parent has been furnished to the Company by Parent and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

    At the close of business on January 22, 1999, there were 10,674,160 shares of Common Stock of the Company issued and outstanding, which are the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

                        DIRECTORS AND EXECUTIVE OFFICERS

PARENT DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

    The following table sets forth the name, age, business address, present principal occupation or employment and five-year employment history for certain of Parent's designees to the Company's Board of Directors, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted. The business address of each director is 111 S.W. Fifth Avenue, Portland, Oregon 97204 unless otherwise stated below. Except as otherwise stated below, all designees listed below are citizens of the United States.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                               AGE AT                            EMPLOYMENT AND                           PERIOD
NAME                          12/31/98                    FIVE-YEAR EMPLOYMENT HISTORY                    SERVED
--------------------------  -------------  ----------------------------------------------------------  ------------
Mark A. Suwyn                        56    Chairman of the Board, Chief Executive Officer and           Since 1996
                                           Director of Parent
                                           Executive Vice President of International Paper Company (2   1992-1995
                                           Manhattanville Road, Purchase, NY 10577).

J. Ray Barbee                        51    Vice President, Sales and Marketing of Parent                Since 1998
                                           Director of Market Pulp Operations of Parent                    1997
                                           Vice President and General Sales Manager of Boise Cascade    1989-1997
                                           Corporation (1111 W. Jefferson Street, Boise, ID 83728).

Warren C. Easley                     56    Vice President, Technology and Quality of Parent             Since 1996
                                           Technical Manager, North American Nylon, E.I. du Pont de     1992-1996
                                           Nemours (1007 Market Street, Wilmington, DE 19898).

Richard W. Frost                     46    Vice President, Timberlands and Fiber Procurement of         Since 1996
                                           Parent
                                           Vice President of S.D. Warren Company (225 Franklin          1992-1996
                                           Street, Boston, MA 02110).

J. Keith Matheney                    49    Vice President, Core Businesses of Parent                    Since 1998
                                           Vice President, Sales and Marketing of Parent                1997-1998
                                           General Manager--Sales and Marketing of Parent                  1996
                                           General Manager--Western Division of Parent                     1996
                                           General Manager--Weather-Seal Division of Parent             1994-1996
                                           Director of Sales and Marketing--Northern Division of        1986-1994
                                           Parent.

Curtis M. Stevens                    46    Vice President, Chief Financial Officer and Treasurer of     Since 1997
                                           Parent
                                           Executive Vice President of Planar Systems (1400 N.W.        1983-1997
                                           Compton Drive, Beaverton, OR 97006).

Michael J. Tull                      53    Vice President, Human Resources of Parent                    Since 1996
                                           Corporate Vice President, Employee Quality and Development   1991-1996
                                           of Sharp Healthcare (3556 Ruffin Road, Bldg. B, San Diego,
                                           CA 92123).

                                                        PRESENT PRINCIPAL OCCUPATION OR
                               AGE AT                            EMPLOYMENT AND                           PERIOD
NAME                          12/31/98                    FIVE-YEAR EMPLOYMENT HISTORY                    SERVED
--------------------------  -------------  ----------------------------------------------------------  ------------
Gary C. Wilkerson                    52    Vice President and General Counsel of Parent                 Since 1997
                                           Acting Senior Vice President, General Counsel and               1997
                                           Secretary of the Consumer Operations Division of Ivax
                                           Pharmaceuticals (4400 Biscayne Blvd., Miami, FL 33137)
                                           Vice President, General Counsel and Secretary of             1990-1996
                                           Maybelline, Inc. (3030 Jackson Avenue, Memphis, TN 38112).

    Parent has advised the Company that each of the executive officers listed above has consented to act as a director of the Company. Parent has also advised the Company that none of the persons listed above (i) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth the name, age and certain biographical information concerning each of the Company's current directors and executive officers as of December 31, 1998:

NAME                           AGE                              POSITION WITH THE COMPANY
--------------------------  ---------  ----------------------------------------------------------------------------

George T. Brophy               64      Chairman of the Board of Directors and Chief Executive Officer

Richard E. Parker              57      President and Chief Operating Officer

William J. Adams               57      Executive Vice President--Sales and Marketing

Donald B. Grimm                48      Vice President--Manufacturing/Panel Products, Chief Environmental Compliance
                                       Officer

Joseph P. O'Neill              40      Vice President and Chief Financial Officer

Dale H. Von Behren             42      Vice President--Corporate Administration and Secretary

Warner C. Frazier              66      Director

Samuel P. Frieder              34      Director

John R. Garrett                42      Director

James A. Kohlberg              41      Director

George W. Peck IV              67      Director

Nelson J. Rohrbach             58      Director

    GEORGE T. BROPHY has been Chairman of the Board of Directors and Chief Executive Officer of the Company since October 1992 and President of the Company from October 1992 until August 1998. From 1983 to 1988, Mr. Brophy was President, Chief Executive Officer and a director of Morgan Products Ltd., a building products company, and was a private business consultant from 1988 to 1992.

From 1966 to 1980, Mr. Brophy served in various positions at Masonite Corporation, including Executive Vice President and Chief Operating Officer. Mr. Brophy is also a director of Banta Corporation, a printing company, of Simplicity Manufacturing, Inc., a manufacturer of outdoor power equipment, and of Color Spot, a wholesale nursery. Mr. Brophy has served as a Director since October 1992.

    RICHARD E. PARKER has been the Company's President and Chief Operating Officer since August 1998. From December 1995 until August 1998, Mr. Parker served as Executive Vice President of the Interior Products Group. From October 1992 through December 1995, Mr. Parker was the Executive Vice President of the Hardboard/Plastics Division. From 1990 to October 1992, Mr. Parker served as Vice President and General Manager of the Bend Door & Millwork Company. From 1986 to 1990, Mr. Parker was Executive Vice President of the Manufacturing Division of Morgan. Earlier in his career, Mr. Parker held sales, distribution, marketing and general management positions at Masonite for a period of 13 years.

    WILLIAM J. ADAMS has been the Company's Executive Vice President of Sales and Marketing since August 1998. From December 1995 until August 1998, Mr. Adams was the Executive Vice President of the Company's Exterior Products Group. From September 1994 to December 1995, Mr. Adams was the Executive Vice President of the Siding Division. Mr. Adams was the Hardboard/Plastics Division's Vice President of Marketing and Sales since October of 1992. From 1990 to 1992, Mr. Adams was President and Chief Executive Officer of Vanderpool Electric Company. From 1987 to 1990, Mr. Adams was President and Chief Executive Officer of Harris-Tarkett, Inc., a manufacturer of hardwood flooring.

    DONALD B. GRIMM has been the Company's Vice President of Manufacturing/Panel Products since August 1998 and the Company's Chief Environmental Compliance Officer since October 1997. From October 1997 until August 1998, Mr. Grimm was the Vice President and General Manager of Industrial Products North America. From October of 1992 through October 1997, Mr. Grimm was Vice President of Manufacturing.

    JOSEPH P. O'NEILL has been Vice President and Chief Financial Officer of the Company since January of 1998. From 1996 to 1997, Mr. O'Neill was Vice President Finance-Controller. From 1992, Mr. O'Neill was the Controller.

    DALE H. VON BEHREN has been the Vice President of Administration of the Company since January of 1998. From 1996 to 1997 Mr. Von Behren was Vice President Finance-Treasurer. From May 1994 to 1996 Mr. Von Behren was Treasurer. From 1990 to 1994, Mr. Von Behren was Controller and Treasurer of Morgan.

    WARNER C. FRAZIER has been Chairman of the Board of Directors and Chief Executive Officer of Simplicity since March 1988. Mr. Frazier is also director of Northwestern Steel and Wire Co. ("Northwestern"), a manufacturer of steel and wire products, and of Rexworks, Inc., a manufacturer of landfill compactors. Mr. Frazier has served as a Director since October 1993.

    SAMUEL P. FRIEDER joined Kohlberg & Company, L.L.C. ("Kohlberg & Co."), a merchant banking firm, in 1989 and was named a principal in 1995. Mr. Frieder has served as a Director since April 1993.

    JOHN R. GARRETT has been a practicing attorney for seventeen years. Since May 1995, Mr. Garrett has been shareholder of the firm, Brownstein, Hyatt, Farber & Strickland, P.C. Prior to May 1995, Mr. Garrett was a partner in the firm of Kirkland & Ellis. Mr. Garrett has served as a Director since May 1998.

    JAMES A. KOHLBERG has been a principal of Kohlberg & Co. since 1987. Mr. Kohlberg is also a director of Northwestern. Mr. Kohlberg has served as a Director since October 1992.

    GEORGE W. PECK IV was a principal of Kohlberg & Co. from 1987 to 1997 and is currently a special limited partner of Kohlberg & Co. Mr. Peck is also a director of ABC Rail Products Corporation, a manufacturer of specialty trackwork and other rail products, The Lion Brewery, Inc., a producer and bottler of brewed beverages, including specialty beers and specialty soft drinks, and Northwestern. Mr. Peck has served as a Director since October 1992.

    NELSON J. ROHRBACH has been Chairman and CEO of Coating Excellence International, a paper converting and coating company, since April 1997. From January 1996 to March 1997, Mr. Rohrbach was a private consultant. From March 1994 to December 1995, Mr. Rohrbach was President and Chief Executive Officer of Cleo, Inc., a manufacturer of gift wrap and accessories. From 1989 to 1994, Mr. Rohrbach was President and Chief Executive Officer of The Paper Factory Wisconsin, Inc., a chain of retail party stores. Mr. Rohrbach has served as a Director since October 1993.

    There are no family relationships among any of the directors or executive officers of the Company.

BOARD MEETINGS, COMMITTEES AND COMPENSATION

    The Board of Directors held four meetings during the year ended December 31, 1998. Each of the Company's current directors participated in all of the meetings of the Board of Directors and of each committee of the Board of Directors on which such person served during such year.

    The Board of Directors has established an Executive Committee, an Audit Committee, a Compensation Committee and an Environmental Committee. The Executive Committee, which consists of Messrs. Brophy, Frieder and Kohlberg, generally exercises the powers of the Board of Directors when the Board of Directors is not in session, subject to the limitations of Delaware law, and has the ability to approve expenditures of up to $1.0 million. The Audit Committee, which currently consists of Messrs. Rohrbach, Garrett, Frieder and Frazier, oversees actions taken by the Company's independent auditors and recommends the engagement of auditors. The Compensation Committee, which currently consists of Messrs. Peck, Rohrbach and Frieder, approves the compensation levels and administers the Company's incentive plans. The Environmental Committee, which currently consists of Messrs. Frazier, Garrett and Rohrbach, oversees actions taken by the Company to ensure compliance with Federal, state and local environmental regulations. During 1998, the Executive Committee held four meetings, the Audit Committee held two meetings, the Compensation Committee held two meetings and the Environmental Committee held two meetings.

    Warner C. Frazier, John R. Garrett and Nelson J. Rohrbach receive a retainer of $12,000 per annum plus $1,000 for each day on which a Board of Directors and/or Committee meeting is attended. All directors are reimbursed for expenses incurred in connection with attendance at meetings. Independent directors of the Company may be granted options to purchase up to 100,000 shares in the aggregate of Common Stock of the Company under the Company's 1994 Director Stock Option Plan (the "Directors' Option Plan"). The Directors' Option Plan is administered by the non-independent directors of the Compensation Committee. Options under the Directors' Option Plan are granted at fair market value at the time of grant and become exercisable within six months of the grant. On October 6, 1998, options to purchase 5,000 shares were granted to each of Messrs. Rohrbach, Garrett and Frazier, with an exercise price of $8.50 per share.

COMPENSATION OF EXECUTIVE OFFICERS

    The following summary compensation table reflects individual compensation information for the Company's Chief Executive Officer and the four other most highly compensated executives of the Company (collectively, the "named executive officers").

                                                                                                    LONG-TERM
                                                                                                  COMPENSATION
                                                             ANNUAL COMPENSATION                 ---------------
                                              -------------------------------------------------    SECURITIES          ALL
                                                                                 OTHER ANNUAL      UNDERLYING         OTHER
NAME AND POSITION                               YEAR      SALARY      BONUS    COMPENSATION(1)    OPTIONS/SARS    COMPENSATION
--------------------------------------------  ---------  ---------  ---------  ----------------  ---------------  -------------
George T. Brophy............................    1998     $ 420,024  $      --     $  114,189           20,000       $      --
  (Chairman and CEO)                            1997       420,024         --        121,425        20,000 --              --
                                                1996       379,186    379,196        124,122                               --

Richard E. Parker...........................    1998       220,420    165,315         12,486           35,000          25,867(2)
  (President and COO)                           1997       185,016     50,000   10,197 5,286           20,000              --
                                                1996       185,016    185,016                              --              --

William J. Adams............................    1998       205,008         --          7,123           15,000         191,250(3)
  (Executive Vice-President)                    1997       180,024         --         15,972           20,000          14,396(2)
                                                1996       180,024    180,024          1,734               --              --

Donald B. Grimm.............................    1998       142,008     74,554          5,189           15,000         265,000(3)
  (Vice President)                              1997       126,816     44,386          4,742            7,500              --
                                                1996       127,322     88,771          4,915               --              --

Joseph P. O'Neill...........................    1998       130,008         --          5,039           15,000              --
  (Vice President and CFO)                      1997       115,008         --          2,408            7,500              --
                                                1996       115,008     80,506            391               --              --

------------------------------

(1) Includes personal use of auto, tax gross-ups on amounts included in taxable compensation (other than salary or bonuses) and $100,000 annual payment to Mr. Brophy.

(2) Represents moving expense reimbursement paid to Messrs. Parker and Adams.

(3) Represents proceeds realized from the exercise of options.

EMPLOYMENT AGREEMENTS

    The Company has entered into an employment agreement (as amended) with Mr. Brophy providing for his employment as the Company's Chairman of the Board of Directors, President and Chief Executive Officer until the earlier of (i) the termination by the Company's Board of Directors, (ii) Mr. Brophy's death or disability, (iii) January 1, 2000, or (iv) 180 days after notice from Mr. Brophy of his resignation. Mr. Brophy's agreement provides for an annual salary of not less than $250,000 (currently $420,000) plus an annual payment of $100,000 to be made on January 1 of each year through January 1, 2000. During his employment, Mr. Brophy is entitled to participate in the Company's medical and dental insurance plans and all other benefit plans generally available to the Company's executive officers as in effect from time to time. In the event that Mr. Brophy's employment is terminated by the Board of Directors without cause (as defined) or by reason of death or disability, Mr. Brophy is entitled to receive a lump sum payment equal to the greater of $250,000 or the amount payable under the Company's executive severance plan described below payable within 90 days of such termination plus, in each case, $100,000 in cash, payable on each January 1 following such termination through January 1, 2000. The agreement also provides a two-year non-competition agreement following Mr. Brophy's termination of employment for any reason.

    The Company also entered into a consulting agreement with Mr. Brophy. This agreement will become effective upon Mr. Brophy's retirement at age 65 from his position with the Company and will continue for a term of five years thereafter. Under this agreement, Mr. Brophy will provide up to 32 hours per month of consulting services to the Board of Directors and senior management of the Company and will not own, manage, control, participate in, consult with, render services for or in any manner engage in hardboard siding, hardboard paneling, fiber cement siding or vinyl siding. In compensation for his services and his covenant not to compete, Mr. Brophy (or his estate) will be entitled to receive an annual fee of $150,000 until the termination of his agreement notwithstanding his death or disability. In the event of Mr. Brophy's death at or prior to age 65, his spouse will be entitled to medical coverage until she reaches age 65.

    The Company entered into a severance arrangement with Mr. Brophy on January 18, 1999, pursuant to which Mr. Brophy will be entitled to certain benefits, including receiving a lump sum severance payment of $1,777,368 in full satisfaction of all rights to severance or other post termination payments (but excluding his rights with respect to any stock or stock options that he holds) to which he would be entitled upon a termination of his employment with the Company without cause or due to a voluntary termination within the period beginning 60 days and ending 90 days after a change of control. In addition, Mr. Brophy's unvested stock options will immediately vest and become exercisable upon a change of control. This severance arrangement replaced and superseded any prior severance arrangement or program sponsored by the Company for the benefit of Mr. Brophy.

BONUS PLAN

    Each of the named executive officers and other key personnel participate in an executive/ management bonus plan (the "Bonus Plan") providing for annual bonus awards contingent upon achievement of certain performance targets based on earnings before interest and taxes on both a Company-wide basis and on a separate basis for the Company's various operations. Participants are divided into five tiers of participation designed to reflect each participant's sphere of responsibility within the Company. An individual participant's bonus is determined as a percentage of base salary (not to exceed 100% effective as of 1994) based upon (i) the relevant performance target(s) achieved, (ii) the employee's participation tier and (iii) the weighting given to the relevant performance targets. Bonus amounts are prorated for new participants who are added during the course of a given year. Bonus payments are subject to modification at the discretion of the Company's Board of Directors.

SEVERANCE PLAN

    The Company adopted an executive severance policy in 1996 for the benefit of the Company's executive officers, providing for certain payments to be made to such officers upon their termination. On January 18, 1999, the Company adopted an Executive Severance Pay Plan (the "Plan"), which replaced and superseded any prior severance arrangement or program sponsored by the Company for the benefit of the executive officers named in such Plan. The Plan covers certain executive officers of the Company (including Messrs. Parker, Adams, Grimm and O'Neill) having one or more full years of service and who are involuntarily terminated due to (i) a job elimination, (ii) a reduction in force, (iii) any reason other than for cause within one year following a change of control (as defined below) or (iv) voluntary termination of their employment with the Company within the period beginning 60 days and ending 90 days after the occurrence of a change of control. A "Change of Control" under the Plan occurs when (i) any person or group (as such term is used in Rule 13d-5 under the Exchange Act), other than affiliates of Kohlberg & Co., is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company then-outstanding securities, and (ii) during any period of 24 consecutive months, commencing before or after the event described in clause (i) above, individuals who at the beginning of such 24-month period were directors of the Company, or persons whose election to the Board was approved by such individuals, cease for any reason to constitute at least a majority of the Board. Pursuant to the Plan, upon any such termination, such officers' options will not be forfeited and will immediately vest upon such terminations. Such officers also will be entitled to receive their monthly salary for 18 months commencing on the date of their termination, a pro-rata bonus payment (through the date of their termination) of their bonus entitlement for the year of termination payable in the following January, another bonus payment equaling the average of the prior 3 years' bonuses payable at the end of the 18 months following their termination, and various other benefits.

STOCK OPTION PLANS

    The Company maintains various stock option plans (including the 1994 Employee Stock Option Plan and the Directors' Option Plan) providing for the issuance of options to purchase up to an aggregate of 3,100,000 shares of Common Stock (collectively, the "Stock Option Plans"). As of January 14, 1999, options to purchase 2,522,434 shares of Common Stock were outstanding under the Stock Option Plans at exercise prices ranging from $2.50 to $29.50 per share. The Stock Option Plans are administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the terms of the options granted under the Stock Option Plans (which in certain cases, may be incentive or nonqualified options), including the exercise price, term (not to exceed ten years), number of shares and exercisability. The exercise price of options issued under the Stock Option Plans must equal or exceed the fair market value of the Common Stock on the date of grant. Payment of the option exercise price may be made in cash or by a note (at the discretion of the Committee), by a surrender of shares of Common Stock or a combination of the foregoing. One of the Stock Option Plans authorizes grants of alternative cash settlement rights that would entitle participants to receive on exercise of an option a payment in cash equal to the excess of the then-current fair market value of the shares with respect to which the option is exercised over the applicable exercise price. Upon a change in control (as defined in Severance Plan), all options in the Stock Option Plans will become fully vested.

    The following tables disclose information regarding stock options granted, exercised during, or held at the end of 1998 for the named executive officers pursuant to the Stock Option Plans. The Company has not granted any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                    INDIVIDUAL GRANTS
                                                   ----------------------------------------------------
                                                                % OF TOTAL
                                                    NUMBER OF     OPTIONS
                                                   SECURITIES   GRANTED TO
                                                   UNDERLYING    EMPLOYEES    EXERCISE OR
                                                     OPTIONS        IN        BASE PRICE    EXPIRATION
NAME                                               GRANTED(#)   FISCAL YEAR     ($/SH)         DATE
-------------------------------------------------  -----------  -----------  -------------  -----------
George T. Brophy.................................      20,000         5.8%          8.50       10/6/08
Richard E. Parker................................      35,000        10.2%          8.50       10/6/08
William J. Adams.................................      15,000         4.4%          8.50       10/6/08
Donald B. Grimm..................................      15,000         4.4%          8.50       10/6/08
Joseph P. O'Neill................................      15,000         4.4%          8.50       10/6/08

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                NUMBER OF           VALUE OF
                                                                               UNEXERCISED       UNEXERCISED IN
                                                                                OPTIONS AT          THE MONEY
                                                                                  FISCAL        OPTIONS AT FISCAL
                                                                                 YEAR-END           YEAR-END
                                           SHARES ACQUIRED ON      VALUE     (#) EXERCISABLE/   ($) EXERCISABLE/
                                               EXERCISE(#)      REALIZED($)  UNEXERCISABLE(1)   UNEXERCISABLE(2)
                                           -------------------  -----------  ----------------  -------------------
George T. Brophy.........................          --               --        670,000/40,000    7,105,000/125,000
Richard E. Parker........................          --               --        175,000/55,000    1,225,000/218,750
William J. Adams.........................          15,000          191,250    120,000/35,000     673,750/93,750
Donald B. Grimm..........................          20,000          265,000    60,000/22,500      490,000/93,750
Joseph P. O'Neill........................          --               --        48,000/22,500      367,500/93,750

------------------------

(1) Assumes appreciation of exercise prices at the specified annual rates from the date of grant until the end of the option term.

(2) Value equals closing market price as of January 22, 1999 ($14.75 per share) less the exercise price.

RETIREMENT BENEFITS

    All salaried employees, including executive officers and certain hourly employees of the Company, participate in a defined benefit pension plan funded on an actuarial basis entirely by the Company. Although benefits for certain hourly groups are based on a flat dollar rate multiplied by years of service, most employees earn an annual pension benefit at age 65 equal to one percent of their highest five-year average compensation plus three-tenths of one percent of the amount of such compensation which exceeds "covered compensation" (as defined in the Internal Revenue Code), all multiplied by years of service not to exceed 35 years. This plan provides for a minimum benefit of one percent of the employee's average compensation multiplied by the employee's total years of service. Alternative minimum benefits may be payable to some employees based on their accruals under prior benefit formulas or predecessor plans.

    Certain employees whose benefits under the plan have been reduced as the result of recent formula changes, or who are otherwise designated by the Compensation Committee, may accrue additional benefits under supplemental nonqualified plans which the Company has established.

    The following table shows the projected annual pension benefits payable under the pension plan at the normal retirement age of 65:

                                                                ANNUAL NORMAL PENSION BENEFITS
                                                                FOR YEARS OF SERVICE SHOWN(2)
                                               ----------------------------------------------------------------
AVERAGE ANNUAL
PENSION EARNINGS(1)(3)                             5         10         20         30         40         50
---------------------------------------------  ---------  ---------  ---------  ---------  ---------  ---------
50,000.......................................      2,810      5,621     11,242     16,863     20,000     25,000
100,000......................................      6,060     12,121     24,242     36,363     42,423     50,000
150,000......................................      9,310     18,621     37,242     55,863     65,173     75,000
200,000......................................      9,960     19,921     39,842     59,763     69,723     80,000
250,000......................................      9,960     19,921     39,842     59,763     69,723     80,000
300,000......................................      9,960     19,921     39,842     59,763     69,723     80,000
350,000......................................      9,960     19,921     39,842     59,763     69,723     80,000
400,000......................................      9,960     19,921     39,842     59,763     69,723     80,000

------------------------

(1) Section 401(a)(17) of the Internal Revenue Code limits the annual compensation which can be recognized in a qualified pension plan. Executives who participate in the Company's nonqualified supplemental retirement plans will receive pension benefits calculated on their entire annual compensation.

(2) Section 415 of the Internal Revenue Code currently limits the annual benefits for retirement under the Plan after December 31, 1998. Executives who participate in the Company's nonqualified supplemental retirement plans may receive pension benefits in excess of such limits.

(3) Bonus compensation paid to certain executive and management employees pursuant to the Bonus Plan is included in the employees' compensation base for purposes of determining Average Annual Pension Earnings.

CONSULTING AGREEMENTS

    The Company entered into a consulting agreement with Mr. J. Philippe Latreille, former executive vice-president of the Company, for a term of two years pursuant to which Mr. Latreille will provide consulting services to the Company in return for an annual compensation of $100,000. Mr. Latreille's consulting agreement will terminate in January 2000. In addition, Mr. Latreille's group life insurance coverage ($495,000), medical and dental coverage will be continued by the Company through the terms of the agreement. Mr. Latreille's options will continue to vest through the end of the agreement and will terminate in their entirety on January 1, 2001.

    The Company entered into a consulting agreement with Mr. Michael A. Lupo, former executive vice-president of the Company, for a term of one year, renewable annually by the Chairman of the Board of Directors pursuant to which Mr. Lupo will provide consulting services to the Company in return for an annual compensation of $50,000. Mr. Lupo's consulting agreement is due to expire in February 1999 and the Company currently has no plan to renew such agreement. In addition, Mr. Lupo is entitled to a life insurance coverage of $2,500 and the Company will continue to pay all expenses with respect to the leasing of a vehicle for Mr. Lupo. Mr. Lupo's options will continue to vest and will terminate on January 1, 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the Company's fiscal year ended December 31, 1998, Messrs. George W. Peck IV and Samuel P. Frieder served as members of the Compensation Committee of the Board of Directors. Messrs. Peck and Frieder both are currently limited partners of Kohlberg & Co. Currently, affiliates of Kohlberg & Co. hold approximately 46.0% of the outstanding shares of Common Stock of the Company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The table below sets forth certain information regarding beneficial ownership of shares of Common Stock as of January 22, 1999, by (i) each person or entity who owns of record or beneficially five percent or more of the shares of Common Stock, (ii) each director or nominee for director of the Company and each of the named executive officers, and (iii) all officers, directors and director nominees of the Company as a group. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. In certain cases, such information has been obtained from filings with the SEC.

                                                                                                     PERCENTAGE OF
                                                                                 NUMBER OF SHARES     OUTSTANDING
NAME                                                                              OF COMMON STOCK    COMMON STOCK
-------------------------------------------------------------------------------  -----------------  ---------------
Kohlberg Associates, L.P.(1)...................................................         4,907,596          39.2%
Samuel P. Frieder(3)...........................................................         --                --
James A. Kohlberg(1)(2)(3).....................................................         --                --
George W. Peck IV(3)...........................................................         --                --
John R. Garrett(3).............................................................         --                --
Warner C. Frazier(3)...........................................................             7,500(7)         0.1%
Nelson J. Rohrbach(3)..........................................................             7,500(8)         0.1%
George T. Brophy(3)(4)(5)......................................................           714,958(9)         5.7%
William J. Adams(5)............................................................           133,163(10)         1.1%
Donald B. Grimm(5).............................................................            62,000(11)         0.5%
Richard E. Parker(5)...........................................................           195,000(12)         1.6%
Joseph P. O'Neill(5)...........................................................            49,929(13)         0.4%
All directors and named executive officers as a group (11 persons).............         6,077,646(14)        48.5%

------------------------

(1) KABT Acquisition Company, L.P. ("KABT") owns directly 4,899,776 shares of Common Stock. Kohlberg Associates, L.P., a Delaware limited partnership ("Associates"), directly owns 7,820 shares of Common Stock and is the general partner of KABT. Kohlberg & Kohlberg LLC is the general partner of Associates. Kohlberg & Kohlberg LLC, as general partner of Associates, may be deemed to have beneficial ownership of the shares shown as beneficially owned by Associates but disclaims beneficial ownership of such shares except to the extent of its proportionate interest in Associates. The business address of KABT is c/o Kohlberg & Co., 111 Radio Circle, Mt. Kisco, NY 10549.

(2) James A. Kohlberg is the managing member of Kohlberg & Kohlberg LLC and as such may be deemed to have beneficial ownership of the shares deemed to be beneficially owned by Kohlberg & Kohlberg LLC. Mr. Kohlberg has disclaimed beneficial ownership of such shares except to the extent of his proportionate interest in Kohlberg & Kohlberg LLC. The business address of Mr. Kohlberg is c/o Kohlberg & Co., 111 Radio Circle, Mt. Kisco, NY 10549.

(3) Director of the Company.

(4) Personal address is 1100 Beach Road, Apartment 3J, Vero Beach, Florida
    32963.

(5) Executive Officer of the Company.

(6) Business address is 1999 Harrison Street, Suite 700, Oakland, CA 94612.

(7) Includes 7,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(8) Includes 7,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(9) Includes 670,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(10) Includes 120,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(11) Includes 60,000 shares of Common Stock covered by presently exercisable stock options held by such persons.

(12) Includes 175,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(13) Includes 48,000 shares of Common Stock covered by presently exercisable stock options held by such person.

(14) Includes 1,087,000 shares of Common Stock covered by presently exercisable stock options held by such persons.

                             CERTAIN RELATIONSHIPS

    Pursuant to a Fee Agreement (the "Fee Agreement"), dated as of October 20, 1992, between an affiliate of Kohlberg & Co. and the Company, Kohlberg & Co. receives an annual management fee of $95,000 from the Company and will continue to receive such fee through the earlier of (i) October 20, 2002 or (ii) the end of the fiscal year in which the aggregate percentage ownership of the Common Stock by affiliates of Kohlberg & Co. falls below 20%. Currently, affiliates of Kohlberg & Co. own approximately 46.0% of the outstanding Common Stock of the Company. On January 19, 1999 the Company entered into a Termination of Fee Agreement with Kohlberg & Co. for the termination of the Fee Agreement, effective upon the consummation of the Offer and payment to Kohlberg & Co. of all fees to which it would otherwise be entitled for 1999, prorated on the basis of the number of days elapsed and remaining, respectively, in such year at the time of termination.

    The Company also retained Kohlberg & Co. to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Kohlberg & Co.'s engagement, the Company has agreed to pay Kohlberg & Co. for its services a fee payable in cash equal to 2/3 of 1% of the total consideration (including net debt assumed) to be received by the Company and/or its stockholders in connection with the Offer and the Merger. The fee payable to Kohlberg & Co. is currently estimated to be approximately $1.5 million. The Company also has agreed to reimburse Kohlberg & Co. for reasonable expenses, including reasonable fees and disbursements of Kohlberg & Co.'s counsel, and to indemnify Kohlberg & Co. and certain related parties against certain liabilities arising out of Kohlberg & Co.'s engagement.

    Warner C. Frazier, a director since October 1993, is Chairman and Chief Executive Officer of Simplicity Manufacturing, Inc., a majority interest in which is held by an affiliate of Kohlberg & Co.

George Brophy is also a director of Simplicity. In addition, Mr. Brophy is a director of Color Spot, a majority interest in which is held by an affiliate of Kohlberg & Co.

    John R. Garrett, a director since May 1998, is a shareholder of Brownstein, Hyatt, Farber & Strickland, P.C., one of the Company's outside legal counsel. From time to time, Mr. Garrett also provides legal advice to affiliates of Kohlberg & Co.

    The Company, KABT Acquisition Company, L.P., KABT II Acquisition Company, L.P. (together with KABT Acquisition Company, L.P., "KABT"), George Brophy, Richard Parker, William Adams, Donald Grimm and Joseph O'Neill are parties to a Stockholders' Agreement, dated as of October 20, 1992 (the "Stockholders' Agreement") which provides, among other things, that upon the termination of employment of any manager who is a party to this agreement, the Company may elect to repurchase (i) the shares of Common Stock held by such manager at fair market value and the vested options held by such manager at the excess of fair market value on the date of termination over the exercise price of such options, if the termination is without "cause"; or (ii) the shares of Common Stock held by such manager at the lesser of fair market value on the date of termination or original cost, if the termination is with "cause." Options held by the manager that are not vested in the case of (i) and all options in the case of (ii) will be canceled. "Cause" for purposes of the Stockholders' Agreement means a manager's willful and repeated failure to comply with the lawful directives of the Board of Directors or such manager's supervisory personnel or any criminal act or act of dishonesty, disloyalty, misconduct or moral turpitude by a manager that is injurious to the property, operations, business or reputation of the Company or its subsidiaries. The Stockholders' Agreement also provides KABT with rights of first refusal upon any transfer of Common Stock by the managers party the agreement other than transfers to such managers' family group and other than transfers by will or pursuant to applicable laws of descent and distribution. Holders of a majority of the Common Stock held by managers who are party to the agreement also have participation rights in the event of a transfer of Common Stock by KABT. The Stockholders' Agreement provides that if holders of a majority of the Common Stock approve the sale or other transfer of the Company to an independent third party, the managers who are party to the agreement will consent and raise no objections (including exercising any rights or appraisal) to the sale or transfer of the Company and will take all necessary and desirable actions in connection with the consummation of such transaction (including selling their stock if the transfer is structured as a stock transaction), provided that all holders of Common Stock receive the same consideration per share in connection with the transaction. The Stockholders' Agreement also provides demand and piggy-back registration rights to the manager and KABT.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the New York Stock Exchange. Officers, directors and greater than ten percent owners are required to furnish the Company with copies of all Forms 3, 4 and 5 they file.

    Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Forms 5 for a specified fiscal year, except as otherwise set forth herein, the Company believes that all its officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during 1998.

                                 EXHIBIT INDEX

 EXHIBIT NO.                                       DESCRIPTION
---------------  --------------------------------------------------------------------------------

          1.     Agreement and Plan of Merger, dated as of January 19, 1999, among
                 Louisiana-Pacific Corporation, Striper Acquisition, Inc. and ABT Building
                 Products Corporation.

          2.     Stockholder Agreement, dated as of January 19, 1999, among Louisiana-Pacific
                 Corporation, Striper Acquisition, Inc. and the several stockholders named therein.

          3.     Pages 3 through 9 of the Proxy Statement of the Company filed with the
                 Securities and Exchange Commission on March 30, 1998.

          4.     Amendment to the By-laws of ABT Building Products Corporation.

          5.     Termination of Fee Agreement, dated as of January 19, 1999, among ABT Building
                 Products Corporation, Kohlberg & Co., L.P. and Louisiana-Pacific Corporation.

          6.     Executive Severance Pay Plan of ABT Building Products Corporation.

          7.     Severance Arrangement, dated January 18, 1999, between the Company and George T.
                 Brophy.

          8.     Letter to Shareholders of ABT Building Products Corporation, dated January 25,
                 1999.

          9.     Form of Press Release issued by ABT Building Products Corporation on January 19,
                 1999.

         10.     Opinion of Warburg Dillon Read LLC dated January 19, 1999.